Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	Twelve Months Ended December 31,
	2017		2016		2015		2014		2013
(dollar amounts in millions)
Earnings:
Income before income taxes	$1,394		$920		$914		$853		$869
Add: Fixed charges, excluding interest on deposits and preferred stock dividends	275		181		100		71		57
Earnings available for fixed charges, excluding interest on deposits	1,669		1,101		1,014		924		926
Add: Interest on deposits	180		102		82		86		116
Earnings available for fixed charges, including interest on deposits	$1,849		$1,203		$1,096		$1,010		$1,042
Fixed Charges:
Interest expense, excluding interest on deposits	$251		$161		$82		$53		$40
Interest factor in net rental expense	24		20		18		18		17
Preferred stock dividends	76		65		32		32		32
Total fixed charges, excluding interest on deposits	351		246		132		103		89
Add: Interest on deposits	180		102		82		86		116
Total fixed charges, including interest on deposits	$531		$348		$214		$189		$205
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	4.75	X	4.47	X	7.71	X	9.01	X	10.41	X
Including interest on deposits	3.48	X	3.45	X	5.13	X	5.34	X	5.08	X